
10031204

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUN 01 2010
Washington, DC
110

SEC FILE NUMBER
8 - 67668

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2009 (MM/DD/YY) AND ENDING 03/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Exotix USA Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue, 36th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Greca (212) 551-3480
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Peter Greca, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Exotix USA Inc., as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Peter Greca – COO

Title



Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2010

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXOTIX USA, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

MARCH 31, 2010

EXOTIX USA, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Exotix USA, Inc.

We have audited the accompanying statement of financial condition of Exotix USA, Inc. (the "Company") as of March 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Exotix USA, Inc. as of March 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
May 21, 2010

EXOTIX USA, INC.

STATEMENT OF FINANCIAL CONDITION

March 31, 2010

ASSETS	
Cash	$ 3,760,972
Restricted cash	270,023
Receivables from affiliate, net of reserve for trade settlement of $266,651	873,241
Fail to deliver	194,399
Accounts receivable customer	190,976
Property and equipment, net	519,769
Security deposits	298,207
Other assets	83,541
	$ 6,191,128
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 879,089
Income taxes payable	164,501
Fail to receive	190,976
Accounts payable customer	194,399
Deferred rent	59,278
Deferred tax liabilities	126,708
Total liabilities	1,614,951
Stockholder's equity	
Common stock, $.01 par value, 1,000 shares authorized, issued, and outstanding	10
Additional paid-in capital	1,999,990
Retained earnings	2,576,177
Total stockholder's equity	4,576,177
	$ 6,191,128

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

Exotix USA, Inc. (the "Company") is a corporation formed under the laws of Delaware on May 15th 2007. On January 14th 2008, the Company became a broker-dealer and as such is registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The company is wholly-owned by Exotix Holdings Limited (the "Parent").

The Company is engaged in providing market information, market prices, and efficient trade execution in fixed income and other financial instruments to professional and institutional investors in the Americas. The Company offers the intermediation of loans extended to sovereign and corporate entities primarily located in emerging markets and between professional and institutional investors on a matched principal or name give-up basis. The Company conducts business exclusively with institutional buy side investors, securities dealers and other professional market participants.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on May 21, 2010. Subsequent events have been evaluated through this date.

Restricted Cash

Restricted cash consisted of a letter of credit with a financial institution, in the form of a certificate of deposit, which is held to secure one of the Company's leases.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. All property and equipment is being depreciated on a straight-line basis over the estimated useful lives of the related assets. Amortization of leasehold improvement is computed on a straight-line basis over the estimated useful life of the asset or the term of the lease, whichever is shorter. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Furniture and fixtures	7 years	Straight-line
Office and other equipment	3 years	Straight-line
Leasehold improvements	shorter of estimated life of asset or lease term	Straight-line

1. Nature of business and summary of significant accounting policies (continued)

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis at their gross amounts less a reserve for open trades with anticipated long or conditional settlement. The Company clears all of its securities business on a fully disclosed basis through Exotix Limited, an affiliate based in London, England.

Reserve for Trade Settlement

The Company carries its receivable from affiliate (clearing broker) at cost less a reserve for open trades. On a periodic basis, the Company evaluates its receivables and establishes a reserve for certain open trades, based on anticipated long or conditional settlement to account for the possibility that the conditions for the settlement cannot be met. The Company's reserve for trade settlement was approximately $267,000 at March 31, 2010.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions. Generally the Company is no longer subject to income tax examinations by major taxing authorities for years before 2007. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces retained earnings. This policy has been applied to all existing tax positions upon the Company's initial adoption for the year ended March 31, 2010. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended March 31, 2010.

1. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of Foreign Currency

Income and expenses that are denominated in foreign currencies are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

The effects of changes in foreign exchange rates are not reflected as separate items in the statement of operations.

2. Customer transactions

In the normal course of business, the Company effects, as agent, transactions on behalf of customers on a basis of either delivery or receipt versus payment. If these agency transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts.

3. Related party transactions

Receivables from affiliate

Substantially all of the Company's commission revenue is derived from effecting securities transactions on behalf of customers, primarily United States institutional investors, and in some cases with its affiliates. Pursuant to a clearing arrangement with an affiliate, the Company's commissions from customers are collected by an affiliate and remitted to the Company monthly. The net commissions receivable from customers collected by an affiliate amounted to $873,241 as of March 31, 2010.

3. Related party transactions (continued)

Clearance fees

The Company pays clearing fees to an affiliate based on customer trading activity. Clearing fees expense to this affiliate amounted to approximately $84,000 for the year ended March 31, 2010. The Company receives the commission revenue from customers after deducting the commission expense owing to the affiliates. As a result, there are no commissions payable to affiliates.

4. Property and equipment

Details of property and equipment at March 31, 2010 are as follows:

Office equipment	$	206,908
Leasehold improvements		28,408
Furniture and fixtures		367,338
		602,654
Less accumulated depreciation and amortization		82,885
	$	519,769

Depreciation and amortization expense for the year ended March 31, 2010 was approximately $73,000.

5. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Requirement. Under this alternative, net capital, as defined, shall not be less than $250,000. At March 31, 2010, the Company's net capital was $2,531,396 which was $2,281,396 in excess of its minimum requirement of $250,000.

6. Income taxes

The provision for income taxes consists of the following:

Current	
Federal	$ 1,354,853
State and local	787,456
	2,142,309
Deferred	
Federal	28,994
State and local	15,826
	44,820
	$ 2,187,129

At March 31, 2010, the Company had a deferred tax liability of approximately $127,000. The Company's deferred tax liability is primarily attributable to the differences between depreciation for tax purposes and depreciation for book purposes and deferred rent used for financial reporting.

7. Concentrations of credit and off-balance sheet risk

Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

At times, the Company's cash balances exceed the insured amount under the Federal Deposit Insurance Corporation ("FDIC"). The FDIC temporarily increased its limit to $250,000 until December 31, 2013. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to its affiliated clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company.

8. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraphs (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

9. Fair value of financial investments

The fair value of the Company's financial instruments, including trade receivables and payables, approximates the carrying value due to their short-term nature.

10. Commitments

Operating leases

The Company leases its office space under operating leases that expire at various times through January 2020. The leases are secured by security deposits totaling $298,207 and a letter of credit with a financial institution in the amount of $270,023, in the form of a certificate of deposit, which is included in restricted cash in the statement of financial condition at March 31, 2010. Aggregate future minimum annual rental commitments are as follows:

Year Ending March 31,	
2011	326,633
2012	449,458
2013	452,364
2014	455,365
2015	388,599
Thereafter	1,871,974
	$ 3,944,393

Rent expense for the year ended March 31, 2010 was approximately $127,000.

Employment agreements

The Company has employment agreements with seven key employees whereby the Company agrees to pay those employees base salaries ranging from $50,000 to $200,000 per annum. These agreements provide for bonuses to be paid to such employee, at the Company's discretion. These agreements provide for separation for cause or at the option of the employee or employer, providing proper notice is given pursuant to the specific agreements. These employment agreements have no expiration.

10. Commitments (continued)

The Company has an employment agreement with a key employee whereby the Company agrees to pay that employee a base salary of $225,000 per annum. The Company also pays this employee an incentive bonus calculated as thirty five percent of the net brokerage revenue generated by the employee during the applicable quarterly period; provided, however that (1) the Company may, in its sole discretion, reduce the bonus percentage by up to three percent of the employee's net brokerage revenue and (2) the incentive bonus shall, before any payment is due, be reduced by the amount of the base salary paid to the employee during the applicable quarterly period. The Company also has a compensation arrangement with this employee in which the employee receives 9% per annum of the post-tax profits of the Company through June 2012. The agreement provides for separation for cause or at the option of the employee, providing proper notice is given. The employment agreement has no expiration.